UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LIMITED

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Non-Reliance on Previously Issued Financial Statements

On September 15, 2026, the Board of Directors (the “Board”) of Innovation Beverage Group Limited (the “Company”), upon the recommendation of the Audit Committee of the Board (the “Audit Committee”) and management, and after consultation with both M&K CPAS, PLLC, the Company’s current independent registered public accounting firm (the “Auditor”) engaged October 15, 2025, and Astra Audit & Advisory LLC (“Astra”), the Company’s previous independent registered public accounting firm between December 12, 2024 and July 23, 2025, determined that the Company’s previously issued financial statements for the fiscal year ended December 31, 2024 (the “Affected Financial Statements”) should no longer be relied upon due to errors identified therein, and that a restatement of the Affected Financial Statements is required.

The Affected Financial Statements include the Company’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2025. Accordingly, investors should no longer rely upon the Affected Financial Statements, or any earnings releases, investor presentations, or other communications relating to, or based upon, such financial statements.

Nature of Errors

These errors primarily involved the following five correction areas:

1.	Intangible Assets and Accumulated Deficit (IP Rights). The Company corrected the timing of recognition of intellectual property (“IP”) rights acquired in August 2019 that had previously been recognized based on the subsequent share issuance. The correction reflects the IP asset and related historical amortization in the appropriate periods, increased intangible assets, net by $35,496 as of December 31, 2024, and included an adjustment to beginning accumulated deficit for historical amortization of $115,418 attributable to periods before 2024.

2.	Asset Write-offs and Impairment. The Company corrected the accounting for the Rockland distribution agreement and the Wired for Wine liquor license and wrote off a loan receivable and accrued interest receivable due from a related party. As restated, impairment expense for the year ended December 31, 2024 was $1,861,833, compared with loss on asset write-off of $612,072 previously reported.

3.	Unrecorded Equity Commitments. Management identified an aggregate of $1,225,427 of contractual obligations established in or before 2024 to issue ordinary shares that had not been recorded in the appropriate periods. These obligations included the Chief Executive Officer’s IPO bonus, board-approved staff and director allocations, a 2021 agreement with Tradigital, and the 2019 IP asset acquisition. The corrections resulted in adjustments to salaries and wages, other liabilities, ordinary shares and accumulated deficit.

4.	Debt Issuances with Equity Components. Certain debt issuances included an equity component that had previously been recognized as an expense. The Company determined that the proceeds should instead be allocated between debt and equity components on a relative fair value basis, reducing previously recognized expense and adjusting the carrying amount of related debt and ordinary shares.

5.	Other Corrections and Reclassifications. The restatement also includes corrections and reclassifications affecting certain prepaid expenses, right-of-use (“ROU”) assets and lease balances, equipment, accounts payable and accrued expenses, revenue and operating expense classifications, and foreign currency translation.

These errors affect various financial statement line items, including assets, liabilities, equity, and the statements of operations and comprehensive loss for the affected periods. The Company does not expect the restatement to have any impact on its cash position. The Company expects to include the restated fiscal year 2024 financial statements as comparative-period financial statements in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which has not yet been filed.

In connection with the restatement, management has identified the following material weaknesses in the Company’s internal control over financial reporting: (i) there are insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of U.S. GAAP and SEC disclosure requirements; (ii) due to the Company’s size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible; however, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals; and (iii) there are no formal policies or written procedures for the approval, identification and reporting of related-party transactions, and the Company’s controls are not adequate to ensure that all material transactions and developments with related parties will be properly identified, approved and reported. These material weaknesses contributed to the errors that required the restatement described above. The Company expects to describe these material weaknesses and its remediation efforts in more detail in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The Company has notified The Nasdaq Stock Market LLC of the matters described herein and is working with Nasdaq regarding its continued listing obligations. The decision to restate the financial statements was made by the Board upon the recommendation of management and the Audit Committee.

Summary of Restatement Impact

Balance Sheet (December 31, 2024). Total assets decreased from $4,955,373 as previously reported to $3,770,013 as restated, a decrease of $1,185,360. Total liabilities increased from $2,336,264 to $3,354,148, an increase of $1,017,884. Total stockholders’ equity decreased from $2,619,109 to $415,865, a decrease of $2,203,244. Accumulated deficit increased from $8,795,290 to $11,132,893, an increase of $2,337,603.

Income Statement (Year Ended December 31, 2024). Net loss increased from $2,571,333 to $4,700,315, an increase of $2,128,982. Revenue was adjusted from $2,931,243 to $2,922,241. Total operating expenses increased from $5,428,954 to $7,289,564, and impairment expense increased from $612,072 to $1,861,833.

Earnings Per Share. Basic and diluted net loss per share increased in absolute terms from ($7.74) to ($14.08), with the per-share amounts retroactively adjusted for the cumulative 1-for-25 reverse stock split (consisting of 1-for-5 reverse stock splits effected on September 26, 2025 and January 30, 2026).

Cash Flows. The restatement did not change the cash flows in the aggregate; however, it changed the classification and presentation of certain operating, investing, financing and foreign-currency amounts.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, statements regarding the Company’s intention to include the restated 2024 financial statements in its Annual Report on Form 20-F for the year ended December 31, 2025, the expected timing of that filing, the anticipated reporting of material weaknesses in internal control over financial reporting, and the Company’s remediation efforts. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to file its Annual Report on Form 20-F within the anticipated timeframe, the potential identification of additional adjustments prior to filing, the potential impact of the restatement on the Company’s business, financial condition, and results of operations, and the Company’s ability to maintain compliance with Nasdaq listing requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: September 16, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer